AB* 2/28

07001374

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 40729

ANNUAL AUDITED REPORTED FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Bannon, Ohanesian & Lecours, Inc.

OFFICIAL USE ONLY
023757
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

433 South Main Street, Suite 104
(No. and Street)

West Hartford	CT	06110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THE REPORT

Joseph K. Bannon, Sr — (860) 521-4751
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Kostin, Ruffkess & Company, LLC
(Name - *if individual, state last, first, middle name*)

76 Batterson Park Road	Farmington	CT	06034
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 2 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

- *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

3/1

OATH OR AFFIRMATION

I, Joseph K. Bannon, Sr., swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Bannon, Ohanesian & Lecours, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Joseph K Bannon
Signature

President
Title

Michelle Zygma
Notary Public

MICHELLE ZYGMA
NOTARY PUBLIC
MY COMMISSION EXPIRES DEC. 31, 2009

This report ** contains (check all applicable):

[X] (a) Facing Page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Changes in Cash flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
[X] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

BANNON, OHANESIAN & LECOURS, INC.

Financial Statements

December 31, 2006

KOSTIN, RUFFKESS & COMPANY, LLC

Business Advisors and Certified Public Accountants

BANNON, OHANESIAN & LECOURS, INC.
December 31, 2006
Contents

KOSTIN, RUFFKESS & COMPANY, LLC
Business Advisors and Certified Public Accountants

Farmington • New London
Springfield, MA

Pond View Corporate Center
76 Batterson Park Road
Farmington, CT 06032

Main Line: (860) 678-6000
Toll Free: (800) 286-KRCO
Fax: (860) 678-6110
Web: www.kostin.com

INDEPENDENT AUDITORS' REPORT

To The Board of Directors
Bannon, Ohanesian & Lecours, Inc.

We have audited the accompanying statement of financial condition of Bannon, Ohanesian & Lecours, Inc., (the "Company") as of December 31, 2006, and the related statements of income and comprehensive income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bannon, Ohanesian & Lecours, Inc. as of December 31, 2006, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Pages 9 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kostin, Ruffkess & Company, LLC

Farmington, Connecticut
February 9, 2007

BANNON, OHANESIAN & LECOURS, INC.
Statement of Financial Condition
December 31, 2006

Assets

Cash and cash equivalents	$	210,751
Investments		39,213
Accounts receivable		239,287
Security deposits		25,000
Prepaid expenses and other assets		38,324
Furniture and fixtures (net of accumulated depreciation of $328,712)		38,619
	$	591,194

Liabilities and Stockholders' Equity

Liabilities:		
Accounts payable and accrued expenses	$	109,655
Accrued commissions		251,163
Total liabilities		360,818
Stockholders' equity:		
Common stock, no par; 5,000 shares authorized, 1,000 shares issued and outstanding		1,000
Additional paid-in capital		138,675
Retained earnings		78,042
Accumulated other comprehensive income		12,659
		230,376
	$	591,194

The accompanying notes are an integral part of the financial statements

BANNON, OHANESIAN & LECOURS, INC.
Statement of Income and Comprehensive Income
For The Year Ended December 31, 2006

Revenues:	
Dealer commissions and fees	$ 3,943,645
Interest income and other	50,132
Total revenues	3,993,777
Expenses:	
Salaries and costs for voting stockholder officers	1,332,569
Broker commissions and salaries	1,530,122
Other employees' compensation and benefits	328,208
Payroll tax expense	92,515
Ticket charges	206,671
Insurance	7,305
Legal and accounting	15,419
Service bureau expense	46,458
Rent	91,506
Office expenses	161,067
Research and publication	14,524
Fees and assessments	41,894
Travel and entertainment	5,043
Depreciation	20,848
Donations	2,120
Repairs and maintenance	4,031
Training expense	8,165
Employee benefit plan	49,157
Provision for income taxes	11,658
Total expenses	3,969,280
Net income	24,497
Other comprehensive income:	
Unrealized holding gains on securities:	
Unrealized holding gains arising during period	12,659
Comprehensive income	$ 37,156

The accompanying notes are an integral part of the financial statements

BANNON, OHANESIAN & LECOURS, INC.
Statement of Changes in Stockholders' Equity
For The Year Ended December 31, 2006

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance, beginning	$ 1,000	$ 138,675	$ 103,545	$ -	$ 243,220
Net income for the year	-	-	24,497	-	24,497
Dividends paid	-	-	(50,000)	-	(50,000)
Other comprehensive income	-	-	-	12,659	12,659
Balance, ending	$ 1,000	$ 138,675	$ 78,042	$ 12,659	$ 230,376

The accompanying notes are an integral part of the financial statements

BANNON, OHANESIAN & LECOURS, INC.
Statement of Cash Flows
For The Year Ended December 31, 2006

Cash flows from operating activities:	
Net income	$ 24,497
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	20,848
(Increase) decrease in assets:	
Accounts receivable	(6,640)
Prepaid expenses and other current assets	(19,329)
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	39,720
Accrued commissions	(8,786)
Cash flows provided by operating activities	50,310
Cash flows from investing activities:	
Cash paid for purchases of furniture and fixtures	(20,188)
Exercise of stock warrants	(16,000)
Cash flows used in investing activities	(36,188)
Cash flows used in financing activities:	
Dividends paid	(50,000)
Net decrease in cash and cash equivalents	(35,878)
Cash, beginning of year	246,629
Cash, end of year	$ 210,751

The accompanying notes are an integral part of the financial statements

BANNON, OHANESIAN & LECOURS, INC.
Notes To The Financial Statements
For The Year Ended December 31, 2006

Note 1 - Summary of Significant Accounting Policies:

Organization

Bannon, Ohanesian & Lecours, Inc. (the "Company") was incorporated in Connecticut on December 22, 1988. On February 17, 1989, the Company was granted registration as a broker pursuant to Section 15(b) of the Securities Exchange Act of 1934 (the "Act"). Under the Act, a company must become a member of the National Association of Securities Dealers, Inc. (the "NASD") in order to carry on business as a registered broker. The NASD approved the Company's membership effective September 15, 1989, upon which date the Company began operations as a registered broker. The Company is licensed to sell securities in the following states: Alabama, Arizona, California, Colorado, Connecticut, District of Columbia, Florida, Georgia, Illinois, Indiana, Maine, Maryland, Massachusetts, Michigan, New Hampshire, New Jersey, New Mexico, New York, North Carolina, Ohio, Pennsylvania, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Vermont, Virginia, and West Virginia. The Company is also registered with the SEC as a Registered Investment Advisor providing investment supervisory services and advisory services.

Income Recognition

Commission income and expense are recognized on the trade date of the underlying transactions. Management and advisory service fees are recognized when billed.

Furniture and Fixtures

Depreciation is provided on an accelerated basis using estimated useful lives of three to seven years.

Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and short-term investments maturing within ninety days. The following is supplementary cash flow information: income taxes paid in 2006 were $20,167. Security deposits represent cash held on deposit with a clearing firm.

Off Balance Sheet Risk

During the year ended December 31, 2006, the Company had amounts in excess of $100,000 in a brokerage account. Amounts are insured by the Securities Investors Protection Corporation up to $500,000, of which no more than $100,000 may be in cash. These balances fluctuate during the year. Management monitors the clearing firm regularly, along with their balances, and seeks to keep this potential risk to a minimum.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - Summary of Accounting Policies: (Continued)

Reclassifications

Certain items have been reclassified from the prior year for ease of comparison. This reclassification affects neither the net income nor the retained earnings of the Company.

Note 2 - Regulatory Requirements:

Pursuant to the net capital provision of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such provision. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2006, the Company had net capital and a net capital requirement of $124,587 and $50,000, respectively. The Company's net capital ratio was 2.8961 to 1 at December 31, 2006. This ratio is in compliance with Rule 15c3-1 at December 31, 2006.

The Company is exempt from compliance with rules 15c3-3 and 17a-13 under the Securities Exchange Act of 1934 because it does not hold any customer securities or customer cash.

Note 3 - Investments Available-for-Sale

Investments are classified as available-for-sale according to the provisions of Financial Accounting Standards Board Statement (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities.

There were no investments sold during the year ended December 31, 2006. A summary of these investments is as follows:

Description	Cost	Fair Value	Unrealized Holding Gains
NASDAQ Stock Market, Inc. shares	$ 26,554	$ 39,213	$ 12,659

Note 4 - Leases:

The Company has lease arrangements for office space, a mail machine, and a photocopier, which are being accounted for as operating leases. The photocopier lease agreement will terminate in December 2010. The current office space lease agreement will terminate in February 2008.

Rental expense for the period ended December 31, 2006, was $91,506.

Future net minimum payments are estimated to be:

2007	$ 88,155
2008	17,699
2009	2,443
2010	1,279

Note 5 - Employee Benefit Plan:

The Company adopted a profit sharing plan under Section 401(k) of the Internal Revenue Code. The plan covers substantially all employees meeting minimum eligibility requirements as defined in the plan document. Eligible employees can contribute up to a maximum specified percentage of their compensation. The plan allows for a safe harbor matching contribution of 4% of the employee's compensation, up to the IRS limit. Matching contributions for the year ended December 31, 2006, were $49,157. Additional discretionary contributions are also allowed. No discretionary contributions were made for the year ending December 31, 2006.

BANNON, OHANESIAN & LECOURS, INC.
Computation of Net Capital
For The Year Ended December 31, 2006

Total ownership equity from statement of financial condition	$ 230,376
Deductions and/or charges:	
Total nonallowable assets from statement of financial condition	99,745
Haircut on investments	6,044
Net capital	$ 124,587

BANNON, OHANESIAN & LECOURS, INC.
Notes to Computation of Net Capital
For The Year Ended December 31, 2006

1. **Nonallowable assets:**

Nonallowable assets from the statement of financial condition:		
Nonallowable estimated receivables	$	16,134
Receivables from non-customers		6,668
Prepaid expenses and other assets		38,324
Furniture and fixtures, net of depreciation		38,619
	$	99,745

2. **Haircut on investments:**

15% Haircut - stock	$	5,882
2% Haircut - money market funds		162
	$	6,044

3. **Net capital reconciliations:**

Net capital as reported in Part II A of Form X-17a-5 as of December 31, 2006	$	124,587

There are no audit adjustments at December 31, 2006.

BANNON, OHANESIAN & LECOURS, INC.
Computations of Basic Net Capital Requirement and Aggregate Indebtedness
For The Year Ended December 31, 2006

Minimum net capital required (6 2/3% of $360,818)	$	24,054
Minimum net capital requirement of reporting broker or dealer	$	50,000
Net capital requirement	$	50,000
Excess net capital	$	74,587
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	88,505

Computation of Aggregate Indebtedness:

Total aggregate indebtedness	$	360,818
Ratio of aggregate indebtedness to net capital		2.8961

KOSTIN, RUFFKESS & COMPANY, LLC
Business Advisors and Certified Public Accountants

Farmington • New London
Springfield, MA

Pond View Corporate Center
76 Batterson Park Road
Farmington, CT 06032

Main Line: (860) 678-6000
Toll Free: (800) 286-KRCO
Fax: (860) 678-6110
Web: www.kostin.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To The Board of Directors
Bannon, Ohanesian & Lecours, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Bannon, Ohanesian & Lecours, Inc. (the "Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KOSTIN, RUFFKESS & COMPANY, LLC

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., the Securities Investor Protection Corporation and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kostin, Ruffkess & Company, LLC

Farmington, Connecticut
February 9, 2007

END